Exhibit 99.1

Tiziana Life Sciences to Present at the Jefferies Global Healthcare Conference 2026 in London

BOSTON, MA, November 12, 2026 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human anti-CD3 monoclonal antibody, today announced that members of its senior leadership team will present at the Jefferies Healthcare Conference in London taking place from November 16-19, 2026.

The presentation will feature a corporate overview and discussion of the Company’s recent positive Phase 2a INFORM-MS topline results for intranasal foralumab in non-active secondary progressive multiple sclerosis (na-SPMS), following the Key Opinion Leader (KOL) call held on November 9, 2026.

Presentation Details

Event: Jefferies Healthcare Conference London

Date: Wednesday, November 18, 2026

Time: 14:30 GMT

Presenter: Ivor Elrifi, Chief Executive Officer

Management will also be available for one-on-one meetings throughout the conference. Interested parties may request meetings through the Jefferies conference portal or by contacting their Jefferies representative.

The recent Phase 2a INFORM-MS trial met its dual primary endpoints, including a statistically significant reduction in microglial activation as measured by TSPO PET imaging with the 50 μg dose of intranasal foralumab versus placebo (p=0.0168), along with a favorable safety and tolerability profile. Clinically meaningful and statistically significant improvements in fatigue were also observed in a secondary endpoint. These results were reviewed in detail during the Company’s KOL call with Tanuja Chitnis, M.D., principal investigator of the INFORM-MS trial, Tarun Singhal M.B.B.S, M.D., M.B.A., the Founding Director, NeuroPET Program Ann Romney Center for Neurologic Diseases, and Howard L. Weiner, M.D., Chairman of Tiziana’s Scientific Advisory Board, Robert L. Kroc Professor of Neurology, Harvard Medical School and Co-Director, Ann Romney Center for Neurologic Diseases, BWH.

A replay of the KOL call is available at: https://edge.media-server.com/mmc/p/7ox8odig

Additional materials and information are available in the Investors section of the Company’s website: https://ir.tizianalifesciences.com/investors

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. Intranasal foralumab is also currently being studied in additional Phase 2 trials in AD, ALS, and MSA.

Intranasal foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1,2

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that concern matters that involve risks and uncertainties that could cause actual results to differ materially from those anticipated or projected in the forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the current beliefs and expectations of Tiziana’s management and statements regarding completion of the INFORM-MS data analysis, presentation of detailed results, engagement with the FDA and potential further clinical development of intranasal foralumab. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2025, and other periodic reports filed with the SEC from time to time. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com